                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
[LOGO] KINROSS                                                 Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE


                STATUS UPDATE ON LATE FINANCIAL STATEMENTS FILING


MAY 26, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) provided a status update on the preparation and filing of its financial statements and related matters.

As previously disclosed, Kinross has not yet filed its financial statements, related management discussion and analysis ("MD&A's") and its annual information form ("AIF") as a result of the review of the accounting treatment associated with the TVX Gold/Echo Bay merger ("the merger").

Kinross and its independent valuators, consultants and auditors are finalizing the parameters and protocols associated with a model that values all of the assets acquired in the merger. This model is used to value the assets acquired on the date of the merger, at year end 2003, and at year end 2004. Final comments are being incorporated into the model and into the Company's financial statements, which will be filed after regulators have reviewed the new approach.

The Company is seeking to ensure that its financial statements present fairly Kinross' financial position and results of operations in accordance with Generally Accepted Accounting Principles and mining industry mineral estimate best practices. Kinross is making every effort to bring this process to a conclusion as soon as possible. Although it is uncertain when the Company will be able to complete its filings, Kinross does not expect to file its financial statements earlier than June 30, 2005. Once these filings are completed, the Company will set a date for its Annual General Meeting.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at WWW.KINROSS.COM. The next update is scheduled for the week of June 6, 2005.

--------------------------------------------------------------------------------

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                     TRACEY M. THOM
VICE PRESIDENT                          DIRECTOR, INVESTOR RELATIONS
INVESTOR RELATIONS                      AND COMMUNICATIONS
Tel.  (416) 365-7254                    Tel. (416) 365-1362







KINROSS WILL CONTINUE TO PROVIDE BI-WEEKLY STATUS UPDATES TO THE MARKET REGARDING THE PROCESS RELATING TO THE PREPARATION AND FILING OF ITS FINANCIAL STATEMENTS AND RELATED MATTERS, PURSUANT TO THE ALTERNATIVE INFORMATION GUIDELINES OF THE ONTARIO SECURITIES COMMISSION ("OSC") POLICY 57-603 AND CANADIAN SECURITIES ADMINISTRATORS STAFF NOTICE 57-301, UNTIL SUCH TIME AS KINROSS IS CURRENT WITH ITS FILING OBLIGATIONS UNDER CANADIAN SECURITIES LAWS.